UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

INSTITUTIONAL FINANCIAL MARKETS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

45779L 107

(CUSIP Number)

Lester R. Brafman

Cira Centre

2929 Arch Street, Suite 1703

Philadelphia, Pennsylvania 19104

(215) 701-9555

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 45779L 107

1.	Name of Reporting Person Lester R. Brafman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,213,402(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,213,402(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,213,402(1)

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.3%(2)

14.	Type of Reporting Person (See Instructions) IN

(1)

Includes 21,202 unrestricted shares of the common stock, par value $0.001 per share (“Common Stock”), of Institutional Financial Markets, Inc. (the “Issuer”) held by Lester R. Brafman (the “Reporting Person”). Also includes 37,879 restricted shares of Common Stock, which will vest on January 31, 2017, and 154,321 restricted shares of Common Stock, half of which will vest on January 31, 2017 and the remaining half of which will vest on January 31, 2018, in each case, so long as the Reporting Person is then employed by the Issuer or any of its subsidiaries. Also includes 3,000,000 shares of Common Stock which the Reporting Person has a right to acquire within 60 days as of the date of this Amendment (as defined below) pursuant to the Awards (as defined below), of which the Reporting Person is the beneficial owner.

(2)

The percentage is based on 12,095,382 shares of the Issuer’s Common Stock outstanding as of the date of this Amendment, as provided by the Issuer for purposes of this Amendment, plus 3,000,000 shares of Common Stock which the Reporting Person has a right to acquire within 60 days as of the date of this Amendment pursuant to the Awards and of which the Reporting Person is the beneficial owner.

SCHEDULE 13D/A

CUSIP No. 45779L 107

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on October 1, 2015 (the “Schedule 13D”) by the Reporting Person with respect to the shares of beneficial interest of the Issuer. Except as set forth herein, the Schedule 13D is unmodified.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On November 30, 2013, the Issuer and the Reporting Person entered into (i) a Non-Qualified Stock Option Award (the “Initial Award”), pursuant to which the Reporting Person was granted an option to purchase 500,000 shares of Common Stock, and (ii) a Non-Qualified Stock Option Award (the “Second Award” and, together with the Initial Award, the “Awards”), pursuant to which the Reporting Person was granted options to purchase an aggregate of 2,500,000 shares of Common Stock. All of the options (collectively, the “Options”) granted under the Awards were granted under the Second Amended and Restated Institutional Financial Markets, Inc. 2010 Long-Term Incentive Plan. No funds were expended by the Reporting Person in exchange for the Options granted to the Reporting Person pursuant to the Awards.

On November 30, 2016, the Initial Award will vest with respect to 500,000 shares of Common Stock, and the Second Award will vest with respect to 1,166,668 shares of Common Stock, all of which shares the Reporting Person has a right to acquire within 60 days as of the date of this Amendment and of which the Reporting Person is the beneficial owner.

Item 5. Interest in Securities of the Issuer.

The information set forth in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a), (b)

The percentages used in the table below and elsewhere herein are based on (i) 12,095,382 shares of Common Stock outstanding as of the date of this Amendment, as provided by the Issuer for purposes of this Amendment; plus (ii) 500,000 shares of Common Stock which have vested pursuant to the Initial Award, which the Reporting Person has a right to acquire within 60 days as of the date of this Amendment and of which the Reporting Person is the beneficial owner; plus (iii) 2,500,000 shares of Common Stock with respect to the Second Award, which the Reporting Person has a right to acquire within 60 days as of the date of this Amendment and of which the Reporting Person is the beneficial owner.

Number of Shares of Common Stock with Sole Voting Power	Number of Shares of Common Stock with Sole Dispositive Power	Number of Shares of Common Stock with Shared Voting and Dispositive Power	Aggregate Number of Shares of Common Stock Beneficially Owned	Percentage of Class Beneficially Owned
3,213,402	3,213,402	0	3,213,402	21.3%

(c)     There have been no transactions by the Reporting Person in shares of Common Stock during the last 60 days.

(d)     Not applicable.

(e)     Not applicable.

SCHEDULE 13D/A

CUSIP No. 45779L 107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 3, 2016

	By:	/s/ Lester R. Brafman
	Name:	Lester R. Brafman